Exhibit 99.1

FEMSA Announces Third Quarter 2020 Results

Monterrey, Mexico, October 28, 2020 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced today its operational and financial results for the third quarter of 2020.

FINANCIAL SUMMARY FOR THE THIRD QUARTER AND FIRST NINE MONTHS 2020
Change vs. same period last year
	Revenues		Gross Profit		Income from Operations		Same-Store Sales
	3Q20	YTD20	3Q20	YTD20	3Q20	YTD20	3Q20	YTD20
FEMSA CONSOLIDATED	(3.0%)	(2.9%)	(0.7%)	(1.1%)	(10.1%)	(15.5%)
FEMSA COMERCIO
Proximity Division	(6.1%)	(1.7%)	(7.4%)	(1.1%)	(43.9%)	(39.2%)	(9.1%)	(5.8%)
Health Division	6.4%	9.0%	10.1%	10.4%	42.7%	11.4%	7.5%	(3.1%)
Fuel Division	(30.6%)	(27.5%)	(5.7%)	(11.0%)	(4.5%)	(34.7%)	(31.5%)	(28.6%)
COCA-COLA FEMSA	(4.0%)	(5.3%)	(1.4%)	(5.3%)	1.5%	(5.6%)

Eduardo Padilla, FEMSA’s CEO, commented:

“The third quarter was again challenging across our operations, but it appears we hit the lockdown-driven bottom in the middle of the second quarter, and from there we are seeing consistent, if gradual, improvement across our business units. At OXXO, same-store sales for the third quarter were still lower than last year but sequentially they show a better picture and trend than what we saw three months ago. This reflects a strong average ticket but still a double-digit contraction in average traffic as mobility remains depressed, and regulatory restrictions are still broadly in place across Mexico. Our Health Division had a strong quarter, including a standout performance from our Mexican drugstores, and OXXO Gas saw a sequential improvement in its recovery from a deep trough. For its part, Coca-Cola FEMSA also saw better sequential performance across its operations, delivering growth in its consolidated operating income and showing improved profitability in several key markets.

As a result of these incipient recovery trends, and after focusing on “defense” for the past two quarters, we are again beginning to think in terms of medium and long-term growth opportunities and are cautiously putting together some plays on “offense”. These include rekindling our store expansion strategy at FEMSA Comercio, accelerating our digital initiatives across our platform, and very selectively considering small bolt-on acquisitions in some of our existing business verticals.

Once again, I want to highlight the superb job done by our employees and management teams in navigating such a profound and disruptive crisis so well. We are not out of it yet, and we expect to face a prolonged economic downturn across markets in the coming quarters, but I take this opportunity to recognize the commitment, resilience, flexibility, and agility shown across our organization in the past seven months.”

1

Results are compared to the same period of previous year

femsa consolidateD

FEMSA CONSOLIDATED					CONSOLIDATED BALANCE SHEET
3Q20 Financial Summary
(Millions of Ps.)					(Millions of Ps.)

	3Q20	3Q19	Var.	Org.	As of September 30, 2020	Ps.	US$ [3]
Revenues	126,501	130,470	(3.0%)	(7.1%)	Cash	134,460	6,087
Income from Operations	11,355	12,632	(10.1%)	(14.9%)	Short-term debt	19,207	869
Income from Operations Margin (%)	9.0	9.7	-70 bps		Long-term debt [4]	188,259	8,522
Operative Cash Flow (EBITDA)	18,812	19,776	(4.9%)	(8.7%)	Net debt [4]	73,006	3,305
Operative Cash Flow (EBITDA) Margin (%)	14.9	15.2	-30 bps
Net Income	4,691	9,613	(51.2%)

Total revenues decreased 3.0% in 3Q20 compared to 3Q19, reflecting the impact of the COVID-19 pandemic across most of our business units. On an organic1 basis, total revenues declined 7.1%.

Gross profit declined 0.7%. Gross margin expanded 90 basis points, mainly driven by expansion at Coca-Cola FEMSA and FEMSA Comercio’s Health and Fuel Divisions, partially offset by a contraction at FEMSA Comercio’s Proximity Division.

Income from operations decreased 10.1%. On an organic1 basis, income from operations decreased 14.9%. Consolidated operating margin decreased 70 basis points to 9.0% of total revenues, reflecting margin contraction at FEMSA Comercio’s Proximity Division, partially offset by margin expansion at Coca-Cola FEMSA and FEMSA Comercio’s Health and Fuel Divisions.

Income tax was Ps. 1,195 million in 3Q20.

Net consolidated income decreased to Ps. 4,691 million, driven by: i) lower income from operations; ii) higher other non-operating expenses reflecting impairments for certain assets at Coca-Cola FEMSA, and iii) a non-cash foreign exchange loss related to FEMSA’s U.S. dollar-denominated cash position as impacted by the appreciation of the Mexican peso during the quarter.

Net majority income was Ps. 0.90 per FEMSA Unit2 and US$0.41 per FEMSA ADS.

Capital expenditures amounted to Ps. 4,851 million, reflecting reduced investments across our business units.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of September 30, 2020 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

3 The exchange rate published by the Federal Reserve Bank of New York for September 30, 2020 was 22.0910 MXN per USD.

4 Includes the effect of derivative financial instruments on long-term debt. Excludes long-term leases.

October 28, 2020	2

FEMSA COMERCIO – Proximity DIVISION

FEMSA COMERCIO – PROXIMITY DIVISION
3Q20 Financial Summary
(Millions of Ps. except same-stores sales)

	3Q20	3Q19	Var.
Same-store sales (thousands of Ps.)	732	806	(9.1%)
Revenues	45,478	48,429	(6.1%)
Income from Operations	2,474	4,413	(43.9%)
Income from Operations Margin (%)	5.4	9.1	-370 bps
Operative Cash Flow (EBITDA)	5,269	6,969	(24.4%)
Operative Cash Flow (EBITDA) Margin (%)	11.6	14.4	-280 bps

Total revenues decreased 6.1% in 3Q20 compared to 3Q19, reflecting a 9.1% average same-store sales decrease, driven by a 22.0% decline in store traffic reflecting reduced customer mobility, partially offset by an increase of 16.5% in average customer ticket, reflecting a shift in our sales mix towards home consumption categories and SKUs in connection to the COVID-19 pandemic. During the quarter, OXXO’s store base increased by 75 units including temporary closures,1 to reach a total of 19,633 OXXO stores as of September 30, 2020. This figure reflects the addition of 793 total net new store openings for the last twelve months.

Gross profit reached 39.5% of total revenues, reflecting: i) lower commercial income activity; and ii) a negative sales mix effect due to consumer behavior changes in connection to the COVID-19 pandemic, partially offset by growth in the services category including income from financial services, which has continued to prove resilient through the crisis.

Income from operations amounted to 5.4% of total revenues. Operating expenses increased 3.4% to Ps. 15,476 million, mainly reflecting: i) our continuing initiative to strengthen the compensation structure of key in-store personnel, including the gradual shift from commission-based store teams to employee-based teams; and ii) higher investments in IT programs and infrastructure.

1 This figure includes 139 new store openings, 126 store re-openings, 108 definitive closures and 82 temporary closures due to the COVID-19 pandemic.

October 28, 2020	3

FEMSA COMERCIO – HEALTH DIVISION

FEMSA COMERCIO – HEALTH DIVISION
3Q20 Financial Summary
(Millions of Ps. except same-stores sales)

	3Q20	3Q19	Var.
Same-store sales (thousands of Ps.)	1,419	1,320	7.5%
Revenues	16,932	15,909	6.4%
Income from Operations	923	647	42.7%
Income from Operations Margin (%)	5.5	4.1	140 bps
Operative Cash Flow (EBITDA)	1,846	1,539	19.9%
Operative Cash Flow (EBITDA) Margin (%)	10.9	9.7	120 bps

Total revenues increased 6.4% in 3Q20 compared to 3Q19, reflecting positive trends in our Mexican operations and our Colombian institutional sales, coupled with a positive currency translation effect related to the appreciation of the Chilean and Colombian pesos relative to the Mexican peso, that were partially offset by strict mobility restrictions in our Ecuador and Chile operations. During the quarter, the Health Division’s store base increased by 60 units including temporary closures,2 to reach a total of 3,249 points of sale across its territories as of September 30, 2020. This figure reflects the addition of 119 net new store openings for the last twelve months. Same-store sales for drugstores increased an average of 7.5%, reflecting the revenue drivers described above. On a currency-neutral3 basis, total revenues increased 3.8% while same-store sales increased by 5.4%.

Gross profit represented 30.4% of total revenues, reflecting: i) a positive sales mix effect driven by consumer behavior shifts in connection to the strict mobility restrictions in our operations in South America; ii) more effective collaboration with key supplier partners across our operations; and iii) better margin performance in our operations in Ecuador.

Income from operations amounted to 5.5% of total revenues. Operating expenses increased 4.9% to Ps. 4,226 million, below revenues, mainly driven by the Health Division’s organic growth in Colombia and Mexico.

1 This figure includes 62 new store openings, 18 store re-openings, 19 definitive closures and 1 temporary closure due to the COVID-19 pandemic.

2 Calculated by translating comparable period figures at the foreign currency exchange rates used in the current period.

October 28, 2020	4

FEMSA COMERCIO – FUEL DIVISION

FEMSA COMERCIO – FUEL DIVISION
3Q20 Financial Summary
(Millions of Ps. except same-stations sales)

	3Q20	3Q19	Var.
Same-station sales (thousands of Ps.)	5,189	7,580	(31.5%)
Revenues	8,568	12,348	(30.6%)
Income from Operations	316	331	(4.5%)
Income from Operations Margin (%)	3.7	2.7	100 bps
Operative Cash Flow (EBITDA)	540	551	(2.0%)
Operative Cash Flow (EBITDA) Margin (%)	6.3	4.5	180 bps

Total revenues decreased 30.6% in 3Q20 compared to 3Q19, reflecting a 31.5% average same-station sales decrease, driven by a 27.5% fall in the average volume reflecting reduced mobility in connection to the COVID-19 pandemic, coupled with a decrease of 5.6% in the average price per liter. During the quarter, the Fuel Division’s station base had no additions, remaining at 551 points of sale as of September 30, 2020. This figure reflects the addition of 10 total net new stations for the last twelve months.

Gross profit reached 13.6% of total revenues.

Income from operations amounted to 3.7% of total revenues. Operating expenses decreased 6.2% to Ps. 851 million, reflecting tight expense control and increased expense efficiencies.

October 28, 2020	5

Results are compared to the same period of previous year

femsa consolidated

FEMSA CONSOLIDATED
Financial Summary for the First Nine Months
(Millions of Ps.)

	2020	2019	Var.	Org.
Revenues	363,155	374,190	(2.9%)	(6.5%)
Income from Operations	28,323	33,525	(15.5%)	(18.8%)
Income from Operations Margin (%)	7.8	9.0	-120 bps
Operative Cash Flow (EBITDA)	51,062	54,296	(6.0%)	(9.1%)
Operative Cash Flow (EBITDA) Margin (%)	14.1	14.5	-40 bps
Net Income	3,018	21,962	(86.3%)

Total revenues decreased 2.9%, reflecting the impact of the COVID-19 pandemic on our second and third quarter results across our operations. On an organic basis,1 total revenues decreased 6.5%.

Gross profit decreased 1.1%. Gross margin increased 80 basis points to 38.0% of total revenues, reflecting gross margin expansion at FEMSA Comercio’s Proximity, Health and Fuel Divisions and stable margins at Coca-Cola FEMSA.

Income from operations decreased 15.5%. On an organic basis,1 it decreased 18.8%. Our consolidated operating margin decreased 120 basis points to 7.8% of total revenues, reflecting margin contraction at most of our business units.

Net consolidated income decreased significantly to Ps. 3,018 million, reflecting: i) lower income from operations; ii) higher taxes and other non-operating expenses reflecting the extraordinary tax payment agreed with the Mexican tax authority during the second quarter; iii) impairments including for certain assets at Coca-Cola FEMSA and the closure of our Specialty’s Café and Bakery operation also during the second quarter; iv) higher interest expenses; and v) a negative impact due to FEMSA’s participation in Heineken’s results. These were partially offset by a non-cash foreign exchange gain related to FEMSA’s U.S. dollar-denominated cash position as impacted by the depreciation of the Mexican peso.

Net majority loss per FEMSA Unit2 was Ps. 0.19 (US$0.09 per ADS).

Capital expenditures amounted to Ps. 14,542 million, reflecting lower investment levels across most of our business units, which reflect a cautious approach to investments and expansion driven by the COVID-19 pandemic and its effects.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of September 30, 2020 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

October 28, 2020	6

femsa comercio – PROXIMITY division

FEMSA COMERCIO – PROXIMITY DIVISION
Financial Summary for the First Nine Months
(Millions of Ps. except same-stores sales)

	2020	2019	Var.
Same-store sales (thousands of Ps.)	726	771	(5.8%)
Revenues	134,508	136,870	(1.7%)
Income from Operations	7,113	11,694	(39.2%)
Income from Operations Margin (%)	5.3	8.5	-320 bps
Operative Cash Flow (EBITDA)	15,645	19,050	(17.9%)
Operative Cash Flow (EBITDA) Margin (%)	11.6	13.9	-230 bps

Total revenues decreased 1.7%. OXXO’s same-store sales decreased an average of 5.8%, driven by a 16.8% decrease in store traffic, partially offset by a 13.2% increase in average customer ticket.

Gross profit reached 39.7% of total revenues.

Income from operations amounted to 5.3% of total revenues. Operating expenses increased 9.4% to Ps. 46,319 million.

femsa comercio – health division

FEMSA COMERCIO – HEALTH DIVISION
Financial Summary for the First Nine Months
(Millions of Ps. except same-stores sales)

	2020	2019	Var.	Org.
Same-store sales (thousands of Ps.)	1,322	1,364	(3.1%)
Revenues	47,852	43,913	9.0%	(1.1%)
Income from Operations	1,813	1,627	11.4%	3.6%
Income from Operations Margin (%)	3.8	3.7	10 bps
Operative Cash Flow (EBITDA)	4,454	3,912	13.9%	3.4%
Operative Cash Flow (EBITDA) Margin (%)	9.3	8.9	40 bps

Total revenues increased by 9.0%. Same-store sales for drugstores decreased by an average of 3.1%, reflecting strict mobility restrictions across our South American operations and a negative currency translation effect related to the depreciation of the Chilean and Colombian pesos compared to the Mexican peso during the first quarter of the year, partially offset by positive trends in our operations in Mexico and a positive currency translation effect during the second and third quarters of 2020.

Gross profit reached 29.7% of total revenues.

Income from operations amounted to 3.8% of total revenues. Operating expenses increased 10.3% to Ps. 12,409 million.

October 28, 2020	7

FEMSA COMERCIO – FUEL DIVISION

FEMSA COMERCIO – FUEL DIVISION
Financial Summary for the First Nine Months
(Millions of Ps. except same-stations sales)

	2020	2019	Var.
Same-station sales (thousands of Ps.)	5,216	7,303	(28.6%)
Revenues	25,808	35,616	(27.5%)
Income from Operations	602	922	(34.7%)
Income from Operations Margin (%)	2.3	2.6	-30 bps
Operative Cash Flow (EBITDA)	1,272	1,634	(22.2%)
Operative Cash Flow (EBITDA) Margin (%)	4.9	4.6	30 bps

Total revenues decreased 27.5%. Same-station sales decreased an average of 28.6%, reflecting a 23.8% decrease in the average volume and a 6.3% decrease in the average price per liter.

Gross profit reached 12.3% of total revenues.

Income from operations amounted to 2.3% of total revenues. Operating expenses decreased 2.8% to Ps. 2,567 million.

coca-cola femsa

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting http://www.coca-colafemsa.com

October 28, 2020	8

•	On October 8th, 2020, FEMSA announced that its subsidiary, FEMSA Comercio had reached an agreement with SMU, S.A, a leading Chilean retailer, to acquire its OK Market store chain for a total amount of 1,515,965 Unidades de Fomento[1] (or approximately CLP $43,500 million). The transaction is subject to final confirmatory due diligence, the signing of definitive agreements and customary regulatory and anti-trust approvals and is expected to close during 2021.

•	FEMSA announced today that Francisco Camacho Beltrán has joined FEMSA as Chief Corporate Officer. Francisco has a long track record in senior management positions in consumer product companies around the world. He started his career at Procter & Gamble and then Revlon, focusing on Latin America, and in 2000 he joined Danone as head of its Bonafont water operations in Mexico. For the past 20 years, Francisco rose through Danone’s executive ranks with varying and growing responsibilities in the water and dairy segments, while driving growth and innovation. In 2011, he became a member of Danone´s Executive Committee based in Paris responsible for the global Water Business; in parallel he was also in charge of the Global Customer Team and was appointed Corporate Chief Growth and Innovation Officer. For the past three years he was EVP and global head of the Essential Dairy and Plant Based business and Corporate responsible for Global Industrial Operations and Supply Chain. Francisco’s new appointment represents another step in the evolution and strengthening of FEMSA's senior management team in preparation for sustained growth ahead. FEMSA’s Legal, Finance/Corporate Development, Investor Relations, and Transformation/Processes functions will report to Francisco, and he will in turn report to FEMSA’s CEO.

CONFERENCE CALL INFORMATION:
Our Third Quarter 2020 Conference Call will be held on: Thursday, October 29, 2020, 11:00 AM Eastern Time (9:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic US: (800) 263 0877; International: +1 (646) 828 8143; Conference Id: 2585646. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.
If you are unable to participate live, the conference call audio will be available on http://ir.FEMSA.com/results.cfm

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO GAS chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, a public bottler of Coca-Cola products; and in the beer industry, as a shareholder of HEINEKEN, a brewer with operations in over 70 countries. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients. FEMSA also participates in the janitorial and sanitation distribution industry in the United States. Through its business units, FEMSA has more than 320,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate is sustainability performance.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on September 30, 2020, which was 22.0910 Mexican pesos per US dollar.

1 Unidades de Fomento: Chilean inflationary variable accounting unit. 1 Unidad de Fomento = 28,715.50 CLP as of October 08 2020.

October 28, 2020	9

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Seven pages of tables and Coca-Cola FEMSA’s press release to follow

October 28, 2020	10

FEMSA
Consolidated Income Statement
Millions of Pesos

	For the third quarter of:						For the nine months of:
	2020	% of rev.	2019	% of rev.	% Var.	% Org.(A)	2020	% of rev.	2019	% of rev.	% Var.	% Org.(A)
Total revenues	126,501	100.0	130,470	100.0	(3.0)	(7.1)	363,155	100.0	374,190	100.0	(2.9)	(6.5)
Cost of sales	77,965	61.6	81,587	62.5	(4.4)		225,301	62.0	234,806	62.8	(4.0)
Gross profit	48,536	38.4	48,883	37.5	(0.7)		137,854	38.0	139,384	37.2	(1.1)
Administrative expenses	5,914	4.7	5,392	4.1	9.7		16,189	4.5	14,871	4.0	8.9
Selling expenses	31,062	24.5	30,757	23.6	1.0		92,199	25.4	89,549	23.8	3.0
Other operating expenses (income), net (1)	205	0.2	102	0.1	101.0		1,143	0.3	1,439	0.4	(20.6)
Income from operations(2)	11,355	9.0	12,632	9.7	(10.1)	(14.9)	28,323	7.8	33,525	9.0	(15.5)	(18.8)
Other non-operating expenses (income)	2,554		402		N.S.		9,653		667		N.S.
Interest expense	3,035		3,514		(13.6)		12,549		10,458		20.0
Interest income	528		943		(44.0)		1,846		2,462		(25.0)
Interest expense, net	2,507		2,571		(2.5)		10,703		7,996		33.9
Foreign exchange loss (gain)	2,790		(1,613)		N.S.		(5,326)		270		N.S.
Other financial expenses (income), net.	(91)		51		N.S.		(270)		66		N.S.
Financing expenses, net	5,206		1,009		N.S.		5,107		8,332		(38.7)
Income before income tax and participation in associates results	3,595		11,221		(68.0)		13,563		24,526		(44.7)
Income tax	1,195	33.2%	3,391	30.2%	(64.8)		11,651	86%	7,494	31%	55.5
Participation in associates results(3)	2,291		1,783		28.5		1,106		4,930		(77.6)
(Loss) Consolidated net income	4,691		9,613		(51.2)		3,018		21,962		(86.3)
Net majority income	3,223		7,274		(55.7)		(692)		15,896		(104.4)
Net minority income	1,468		2,339		(37.2)		3,710		6,066		(38.8)

Operative Cash Flow & CAPEX	2020	% Integral	2019	% Integral	% Inc.	% Org.(A)	2020	% Integral	2019	% Integral	% Inc.	% Org.(A)
Income from operations	11,355	9.0	12,632	9.7	(10.1)	(14.9)	28,323	7.8	33,525	9.0	(15.5)	(18.8)
Depreciation	6,304	5.0	6,045	4.6	4.3		18,774	5.2	17,387	4.6	8.0
Amortization & other non-cash charges	1,153	0.9	1,099	0.9	4.9		3,965	1.1	3,383	0.9	17.2
Operative Cash Flow (EBITDA)	18,812	14.9	19,776	15.2	(4.9)	(8.7)	51,062	14.1	54,296	14.5	(6.0)	(9.1)
CAPEX	4,851		6,776		(28.4)		14,542		16,944		(14.2)

(A) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit - administrative and selling expenses  - other operating expenses (income), net.

(3) Mainly represents the equity method participation in Heineken´s and Raizen convenience stores results, net.

October 28, 2020	11

FEMSA
Consolidated Balance Sheet
Millions of Pesos

ASSETS		Sep-20	Dec-19	% Inc.
Cash and cash equivalents		134,460	65,562	105.1	68,898
Investments		705	12,366	(94.3)
Accounts receivable		25,953	29,633	(12.4)
Inventories		40,445	41,023	(1.4)
Other current assets		25,881	23,995	7.9		x
Total current assets		227,444	172,579	31.8
Investments in shares		104,758	97,470	7.5
Property, plant and equipment, net		114,200	114,513	(0.3)
Right of use		54,285	52,684	3.0
Intangible assets (1)		160,291	146,562	9.4
Other assets		68,131	53,733	26.8
TOTAL ASSETS		729,109	637,541	14.4

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans		14,596	3,935	N.S.
Current maturities of long-term debt		4,611	12,269	(62.4)
Interest payable		2,096	895	134.2
Current maturities of long-term leases		7,422	7,387	0.5
Operating liabilities		106,383	112,048	(5.1)
Total current liabilities		135,108	136,534	(1.0)
Long-term debt (2)		188,259	95,714	96.7
Long-term leases		50,099	47,292	5.9
Laboral obligations		7,242	6,347	14.1
Other liabilities		29,056	25,903	12.2
Total liabilities		409,764	311,790	31.4
Total stockholders’ equity		319,345	325,751	(2.0)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		729,109	637,541	14.4

	September 31, 2020
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	57.6%	5.5%
U.S. Dollars	19.5%	3.9%
Euros	13.0%	1.8%
Colombian pesos	0.5%	4.1%
Argentine pesos	0.4%	37.6%
Brazilian reais	5.5%	9.1%
Chilean pesos	2.5%	3.8%
Uruguayan Pesos	0.9%	11.8%
Total debt	100.0%	5.1%

Fixed rate (2)	88.7%
Variable rate (2)	11.3%

DEBT MATURITY PROFILE	2020	2021	2022	2023	2024	2025+
% of Total Debt	3.5%	5.0%	1.3%	17.1%	1.5%	71.6%

(1) Includes mainly the intangible assets generated by acquisitions.

(2) Includes the effect of derivative financial instruments on long-term debt.

October 28, 2020	12

FEMSA Comercio - Proximity Division
Results of Operations
Millions of Pesos

	For the third quarter of:					For nine months of:
	2020	% of rev.	2019	% of rev.	% Var.	2020	% of rev.	2019	% of rev.	% Var.
Total revenues	45,478	100.0	48,429	100.0	(6.1)	134,508	100.0	136,870	100.0	(1.7)
Cost of sales	27,528	60.5	29,046	60.0	(5.2)	81,076	60.3	82,852	60.5	(2.1)
Gross profit	17,950	39.5	19,383	40.0	(7.4)	53,432	39.7	54,018	39.5	(1.1)
Administrative expenses	1,334	2.9	1,189	2.5	12.2	3,988	3.0	3,272	2.4	21.9
Selling expenses	14,061	31.0	13,710	28.3	2.6	41,870	31.1	38,858	28.5	7.8
Other operating expenses (income), net	81	0.2	71	0.1	14.1	461	0.3	194	0.1	137.6
Income from operations	2,474	5.4	4,413	9.1	(43.9)	7,113	5.3	11,694	8.5	(39.2)
Depreciation	2,600	5.7	2,392	4.9	8.7	7,705	5.7	6,909	5.0	11.5
Amortization & other non-cash charges	195	0.5	164	0.4	18.9	827	0.6	447	0.4	85.0
Operative cash flow	5,269	11.6	6,969	14.4	(24.4)	15,645	11.6	19,050	13.9	(17.9)
CAPEX	1,740		3,003		(42.1)	5,688		7,503		(24.2)

Information of OXXO Stores
Total stores						19,633		18,840		4.2
Stores Mexico						19,373		18,624		4.0
Stores South America						260		216		20.4

Net new conveniences stores: (2)
vs. Last quarter	75		232		(67.7)
Year-to-date	303		841		(64.0)
Last-twelve-months	793		1,362		(41.8)

Same-store data: (1)
Sales (thousands of pesos)	732.1		805.6		(9.1)	726.1		771.1		(5.8)
Traffic (thousands of transactions)	17.3		22.2		(22.0)	18.1		21.7		(16.8)
Ticket (pesos)	42.3		36.3		16.5	40.2		35.5		13.2

(1) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

(2) This figure includes 139 new store openings, 126 store re-openings, 108 definitive closures and 82 temporary closures due to the COVID-19 pandemic.

October 28, 2020	13

FEMSA Comercio - Health Division
Results of Operations
Millions of Pesos

	For the third quarter of:					For the nine months of:
	2020	% of rev.	2019	% of rev.	% Var.	2020	% of rev.	2019	% of rev.	% Var.	% Org.(A)
Total revenues	16,932	100.0	15,909	100.0	6.4	47,852	100.0	43,913	100.0	9.0	(1.1)
Cost of sales	11,783	69.6	11,233	70.6	4.9	33,630	70.3	31,035	70.7	8.4
Gross profit	5,149	30.4	4,676	29.4	10.1	14,222	29.7	12,878	29.3	10.4
Administrative expenses	798	4.7	725	4.6	10.1	2,465	5.2	1,965	4.5	25.4
Selling expenses	3,410	20.1	3,253	20.4	4.8	9,872	20.5	9,181	20.9	7.5
Other operating expenses (income), net	18	0.1	51	0.3	(64.7)	72	0.2	105	0.2	(31.4)
Income from operations	923	5.5	647	4.1	42.7	1,813	3.8	1,627	3.7	11.4	3.6
Depreciation	744	4.4	817	5.1	(8.9)	2,187	4.6	2,057	4.7	6.3
Amortization & other non-cash charges	179	1.0	75	0.5	138.7	454	0.9	228	0.5	99.1
Operative cash flow	1,846	10.9	1,539	9.7	19.9	4,454	9.3	3,912	8.9	13.9	3.4
CAPEX	325		411		(20.9)	1,062		1,006		5.6

Information of Stores
Total Stores(1)						3,249		3,130		3.8
Stores Mexico						1,290		1,218		5.9
Stores South America(1)						1,959		1,912		2.5

Net new stores: (3)
vs. Last quarter	60		69		(13.0)
Year-to-date	88		769		(88.6)
Last-twelve-months	119		827		(85.6)

Same-store data: (2)
Sales (thousands of pesos)	1,418.8		1,319.7		7.5	1,321.9		1,364.1		(3.1)

(A) Organic basis (% Org.) Excludes the effects of significant mergers and acquisitions in the last twelve months.
(1) Includes GPF Adquisition
(2) Monthly average information per store, considering same stores with more than twelve months of all the operations of FEMSA Comercio - Health Division.
(3) This figure includes 62 new store openings, 18 store re-openings, 19 definitive closures and 1 temporary closures due to the COVID-19 pandemic.

October 28, 2020	14

FEMSA Comercio - Fuel Division
Results of Operations
Millions of Pesos

	For the third quarter of:					For nine months of:
	2020	% of rev.	2019	% of rev.	% Var.	2020	% of rev.	2019	% of rev.	% Var.
Total revenues	8,568	100.0	12,348	100.0	(30.6)	25,808	100.0	35,616	100.0	(27.5)
Cost of sales	7,401	86.4	11,110	90.0	(33.4)	22,639	87.7	32,054	90.0	(29.4)
Gross profit	1,167	13.6	1,238	10.0	(5.7)	3,169	12.3	3,562	10.0	(11.0)
Administrative expenses	71	0.8	60	0.5	18.3	178	0.7	151	0.4	17.9
Selling expenses	780	9.1	848	6.8	(8.0)	2,383	9.3	2,420	6.8	(1.5)
Other operating expenses (income), net	-	-	(1)	-	(100.0)	6	-	69	0.2	(91.3)
Income from operations	316	3.7	331	2.7	(4.5)	602	2.3	922	2.6	(34.7)
Depreciation	219	2.6	215	1.7	1.9	648	2.5	626	1.8	3.5
Amortization & other non-cash charges	5	-	5	0.1	-	22	0.1	86	0.2	(74.4)
Operative cash flow	540	6.3	551	4.5	(2.0)	1,272	4.9	1,634	4.6	(22.2)
CAPEX	124		184		(32.5)	337		428		(21.3)

Information of OXXO GAS Service Stations
Total service stations						551		541		1.8
Net new service stations
vs. Last quarter	0		0		-
Year-to-date	6		2		N.S.
Last-twelve-months	10		22		(54.5)

Volume (million of liters) total stations	509		693		(26.5)	1,551		2,007		(22.7)

Same-stations data: (1)
Sales (thousands of pesos)	5,188.8		7,579.7		(31.5)	5,215.9		7,302.5		(28.6)
Volume (thousands of liters)	309.5		427.0		(27.5)	314.4		412.6		(23.8)
Average price per liter	16.8		17.8		(5.6)	16.6		17.7		(6.3)

(1) Monthly average information per station, considering same stations with more than twelve months of operations.

October 28, 2020	15

Coca-Cola FEMSA
Results of Operations
Millones de pesos

	For the third quarter of:					For nine months of:
	2020	% of rev.	2019	% of rev.	% Var.	2020	% of rev.	2019	% of rev.	% Var.
Total revenues	46,734	100.0	48,699	100.0	(4.0)	135,015	100.0	142,504	100.0	(5.3)
Cost of sales	25,367	54.3	27,032	55.5	(6.2)	73,927	54.8	78,030	54.8	(5.3)
Gross profit	21,367	45.7	21,667	44.5	(1.4)	61,088	45.2	64,473	45.2	(5.3)
Administrative expenses	2,079	4.4	2,138	4.4	(2.8)	5,808	4.3	6,485	4.6	(10.4)
Selling expenses	12,137	26.0	12,564	25.8	(3.4)	36,511	27.0	37,944	26.5	(3.8)
Other operating expenses (income), net	32	0.1	(48)	(0.1)	(166.7)	796	0.6	1,004	0.7	(20.7)
Income from operations	7,119	15.2	7,013	14.4	1.5	17,973	13.3	19,041	13.4	(5.6)
Depreciation	2,281	4.9	2,255	4.6	1.2	6,853	5.1	6,699	4.7	2.3
Amortization & other non-cash charges	674	1.5	803	1.7	(16.1)	2,537	1.9	1,987	1.4	27.7
Operative cash flow	10,075	21.6	10,069	20.7	0.1	27,363	20.3	27,726	19.5	(1.3)
CAPEX	2,397		2,772		(13.5)	6,262		6,681		(6.3)

Sales volumes
(Millions of unit cases)
Mexico and Central America	498.7	61.7	535.7	63.6	(6.9)	1,496.7	62.8	1,568.4	63.3	(4.6)
South America	101.3	12.5	111.2	13.2	(8.9)	298.0	12.5	320.0	12.9	(6.9)
Brazil	208.0	25.7	195.2	23.2	6.5	587.5	24.7	590.9	23.8	(0.6)
Total	807.9	100.0	842.1	100.0	(4.1)	2,382.2	100.0	2,479.3	100.0	(3.9)

October 28, 2020	16

FEMSA
Macroeconomic Information

	Inflation		End-of-period Exchange Rates
	3Q 2020	LTM(1) Sep-20	Sep-20		Dec-19
			Per USD	Per MXN	Per USD	Per MXN
Mexico	1.61%	4.37%	22.46	1.0000	18.85	1.0000
Colombia	-0.65%	1.86%	3,878.94	0.0058	3,277.14	0.0058
Brazil	0.85%	2.56%	5.64	3.9813	4.03	4.6754
Argentina	8.28%	41.99%	76.18	0.2948	59.89	0.3147
Chile	-0.07%	2.43%	784.46	0.0286	744.62	0.0253
Euro Zone	-0.75%	-0.73%	0.86	26.1576	0.89	21.1223

(1) LTM = Last twelve months.

October 28, 2020	17

Coca-Cola FEMSA Announces Results for Third Quarter and First Nine Months of 2020

Mexico City, October 26, 2020, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOF UBL, NYSE: KOF) (“Coca-Cola FEMSA,” “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the third quarter and the first nine months of 2020.

THIRD QUARTER OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Consolidated volumes decreased 4.1%, a sequential improvement versus the second quarter, as most markets gradually reduced COVID-19 lockdowns and social distancing measures. Volume increased in Brazil, Guatemala, and Uruguay.
•	Total revenues decreased 4.0%, while comparable revenues remained flat. Revenue management initiatives across our operations and extraordinary other operating revenues related to tax reclaims in Brazil were offset by unfavorable price-mix effects across our markets, coupled with unfavorable currency translation effects from most of our operating currencies in South America. Mainly driven by a 16% unfavorable translation effect from the Brazilian real.
•	Operating income increased 1.5%, while comparable operating income increased 7.1%. Declining PET costs, favorable hedging initiatives, operating expense efficiencies, and extraordinary tax effects in Brazil were partially offset by unfavorable price-mix effects, higher concentrate costs and the depreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs.

•	Majority net income decreased 38.8%, impacted mainly by extraordinary non-operating expenses of Ps. 1,813 million. Excluding these effects, majority net income would have increased 6.2%.

•	Earnings per share[1] were Ps. 0.15 (Earnings per unit were Ps. 1.17 and per ADS were Ps. 11.72.).

FINANCIAL SUMMARY FOR THE THIRD QUARTER AND FIRST NINE MONTHS OF 2020
Change vs. same period of last year
		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		3Q 2020	YTD 2020	3Q 2020	YTD 2020	3Q 2020	YTD 2020	3Q 2020	YTD 2020
As Reported	Consolidated	(4.0%)	(5.3%)	(1.4%)	(5.3%)	1.5%	(5.6%)	(38.8%)	(29.5%)
	Mexico & Central America	(4.8%)	(2.8%)	(0.6%)	(0.2%)	5.9%	6.6%
	South America	(3.0%)	(8.6%)	(2.6%)	(13.1%)	(4.6%)	(25.0%)

Comparable (2)	Consolidated	0.0%	(1.9%)	2.1%	(2.3%)	7.1%	(1.6%)
	Mexico & Central America	(6.7%)	(4.9%)	(2.5%)	(2.3%)	4.1%	4.9%
	South America	10.7%	2.8%	10.9%	(2.4%)	12.2%	(13.6%)

John Santa Maria, Coca-Cola FEMSA’s CEO, commented:

“In the face of what is still a very complex operating environment, I am encouraged to see sequential improvements across our operations. These positive trends are driven not only by gradually recovering consumer mobility, but also by our portfolio initiatives, reinforced point-of-sale execution, and the tremendous effort and commitment from all of Coca-Cola FEMSA’s employees. Consequently, despite a 4.0% decline in revenues for the quarter, we managed to grow our operating income by 1.5%, while expanding our operating cash flow margin by 90 basis points. Importantly, driven by favorable raw material costs and a relentless focus on savings and efficiency, our Mexico and Central America division continued to improve its profitability, generating operating income growth of 5.9% and an operating cash flow margin expansion to reach 23.0%. Additionally, our South America division delivered a significant sequential recovery, driven mainly by our Brazilian operation’s strong volume growth.

I am pleased with our business’ continued resiliency, as we continue to reinforce our portfolio to offer more affordability to our consumers and transform our operating capabilities to ensure our business’ profitable, long-term growth. We remain committed to generating economic value and positively contributing to society and the environment. I am confident that the structural measures we are putting in place will continue to provide solid short- and long-term results and opportunities.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as a KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.
(2)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 3Q2020 Results October 26, 2020	Page 18 of 33

RECENT DEVELOPMENTS

•	As was the case during the third quarter of 2019, following a favorable decision from Brazilian tax authorities, Coca-Cola FEMSA has been entitled to reclaim tax payments made in prior years in Brazil, resulting in an extraordinary positive effect on its third quarter results, affecting mainly other operating revenues and other operating expenses, net. The total net amount of extraordinary tax effects in Brazil in the operating income for the third quarter of 2020 is Ps. 1,609 million as compared to Ps. 1,139 million during the same period of the previous year. This results in a net positive amount of Ps. 470 million for the third quarter of 2020.

•	On September 1, 2020, the Company issued its first green bond in the international capital markets for US$705 million due 2032. The bond was priced at US Treasury + 120 basis points and a coupon of 1.85%. The green bond will help the Company achieve its environmental sustainability objectives and contribute to the United Nations Sustainable Development Goals. As of September 30, 2020, the Company had a cash position of more than Ps. 58 billion.

•	On September 30, 2020, the Company announced that its joint venture with The Coca-Cola Company (Compañía Panameña de Bebidas, S.A.P.I. de C.V.) sold 100% of its equity stake in Estrella Azul, a dairy company in Panama.

•	On November 3, 2020, Coca-Cola FEMSA will pay the second installment of the 2019 dividend approved for Ps. 0.6075 per share (equivalent to Ps. 4.86 per unit).

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 3Q2020 Results October 26, 2020	Page 19 of 33

CONSOLIDATED THIRD QUARTER RESULTS

CONSOLIDATED THIRD QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	3Q 2020	3Q 2019	Δ%	Δ%
Total revenues	46,734	48,699	(4.0%)	0.0%
Gross profit	21,367	21,667	(1.4%)	2.1%
Operating income	7,119	7,013	1.5%	7.1%
Operating cash flow (2)	10,075	10,069	0.1%	4.7%

Volume decreased 4.1% to 807.9 million unit cases, due mainly to COVID-19 lockdowns and social distancing measures across our markets. This decrease was driven mainly by volume declines in Mexico and Central America, partially offset by volume growth in Brazil, Guatemala, and Uruguay.

Total revenues decreased 4.0% to Ps. 46,734 million. This figure includes extraordinary other operating revenues related to an entitlement to reclaim tax payments in Brazil. Our revenues were impacted mainly by volume declines, an unfavorable price-mix effect, and the negative translation effect resulting from the depreciation of most of our operating currencies in South America as compared to the Mexican Peso. These factors were partially offset by pricing and revenue management initiatives across our territories. On a comparable basis, total revenues would have remained flat.

Gross profit decreased 1.4% to Ps. 21,367 million, and gross margin expanded 120 basis points to 45.7%. A more favorable raw material environment, our revenue management initiatives, and our currency hedging strategies were partially offset by i) unfavorable price-mix effects; ii) higher concentrate costs in Brazil, related to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone, due to the temporary decision to suspend such tax credits; iii) higher concentrate costs in Mexico; and iv) the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit would have increased 2.1%.

Operating income increased 1.5% to Ps. 7,119 million, and operating margin expanded 80 basis points to 15.2%. This increase was driven mainly by labor, maintenance, and marketing expense efficiencies across our operations, coupled with tax reclaims in Brazil. In addition, the same period of the previous year included restructuring severance payments related to our Fuel for Growth efficiency program. This increase was partially offset by a gross profit decline. The total net amount of extraordinary tax effects in Brazil this quarter was Ps. 1,609 million. On a comparable basis, operating income would have increased 7.1%.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q2020 Results October 26, 2020	Page 20 of 33

Comprehensive financing result recorded an expense of Ps. 1,421 million, compared to an expense of Ps. 1,430 million in the same period of 2019.

This quarter, the Company had a reduction in its interest expense, net, as compared to the same period of 2019. This decrease was driven mainly by the payment of our U.S. dollar-denominated bond due February 2020 and by the prepayment of our U.S. dollar-denominated bond due 2023, partially offset by new short-term financing incurred during the first quarter of 2020, as a preventive measure to reinforce the Company’s cash position. In addition, the Company recorded a gain of Ps. 117 million in monetary position in inflationary subsidiaries as compared to a gain of Ps. 103 million during the same period of 2019.

These effects were partially offset by a foreign exchange loss of Ps. 135 million, driven mainly by the appreciation of the Mexican Peso as applied to our dollar-denominated cash position.

Income tax as a percentage of income before taxes was 33.7% as compared to 25.9% during the same period of the previous year. This increase was driven mainly by extraordinary non-operating expenses and impairments recognized during the quarter.

Net income attributable to equity holders of the company reached Ps. 2,463 million as compared to Ps. 4,027 million during the same period of the previous year. This decline was driven mainly by an extraordinary non-operative expense related to the sale of Estrella Azul in Panama and an impairment recognized in our non-carbonated beverage joint venture in Brazil. Excluding extraordinary non-operating expenses effects, majority net income would have increased 6.2%. Earnings per share1 were Ps. 0.15 (Earnings per unit were Ps. 1.17, and earnings per ADS were Ps. 11.72.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as a KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

Coca-Cola FEMSA Reports 3Q2020 Results October 26, 2020	Page 21 of 33

CONSOLIDATED FIRST NINE MONTHS RESULTS

CONSOLIDATED FIRST NINE MONTHS RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	YTD 2020	YTD 2019	Δ%	Δ%
Total revenues	135,015	142,504	(5.3%)	(1.9%)
Gross profit	61,088	64,473	(5.3%)	(2.3%)
Operating income	17,973	19,041	(5.6%)	(1.6%)
Operating cash flow (2)	27,363	27,726	(1.3%)	2.2%

Volume decreased 3.9% to 2,382.2 million unit cases in the first nine months of 2020 as compared to the same period of 2019, driven mainly by the enforcement of lockdowns and social distancing measures related to the COVID-19 pandemic, partially offset by volume growth in Guatemala.

Total revenues decreased 5.3% to Ps. 135,015 million in the first nine months of 2020 as compared to the same period of 2019. This figure includes extraordinary other operating revenues related to an entitlement to reclaim tax payments in Brazil. Total revenues were impacted mainly by an unfavorable price-mix effect and an unfavorable currency translation resulting from the depreciation of all of our operating currencies in South America into Mexican Pesos. These factors were partially offset by pricing and revenue management initiatives. On a comparable basis, total revenues would have decreased 1.9%.

Gross profit decreased 5.3% to Ps. 61,088 million in the first nine months of 2020 as compared to the same period of 2019, and gross margin remained at 45.2%. A more favorable raw material environment, our revenue management initiatives, and our currency hedging position in most of our operations were offset by: i) an unfavorable price-mix effect; ii) higher concentrate costs in Brazil, related to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone; iii) higher concentrate costs in Mexico; iv) and the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit would have decreased 2.3%.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q2020 Results October 26, 2020	Page 22 of 33

Operating income decreased 5.6% to Ps. 17,973 million in the first nine months of 2020 as compared to the same period of 2019, and operating margin contracted 10 basis points to 13.3%. Labor, maintenance, and marketing expense efficiencies, coupled with tax reclaims in Brazil, were offset mainly by a gross profit decline. In addition, the same period of the previous year included restructuring severance payments related to our Fuel for Growth efficiency program. On a comparable basis, operating income would have decreased 1.6%.

Comprehensive financing result recorded an expense of Ps. 4,889 million during the first nine months of 2020 compared to an expense of Ps. 4,566 million in the same period of 2019. Interest expense, net, recorded an increase during the first nine months driven mainly by a one-time interest expense related to the prepayment of our U.S. dollar-denominated bond due 2023, related to our successful debt refinancing initiatives performed during the first quarter. In addition, the Company incurred short-term financing, as a preventive measure to reinforce the Company’s cash position. These effects were partially offset by debt prepayments.

This increase was partially offset by a foreign exchange gain of Ps. 357 million, as our cash exposure to U.S. dollars was positively impacted by the depreciation of the Mexican Peso, and a gain in monetary position in inflationary subsidiaries of Ps. 288 million.

Income tax as a percentage of income before taxes was 32.3% as compared to 27.4% during the first nine months of the previous year. This increase was driven mainly by impairments recognized during the period.

Net income attributable to equity holders of the company reached Ps. 7,119 million in the first nine months of 2020 as compared to Ps. 10,095 million during the same period of the previous year. Earnings per share1 were Ps. 0.42 (Earnings per unit were Ps. 3.39, and earnings per ADS were Ps. 33.89.).

(1)	Earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as each KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

Coca-Cola FEMSA Reports 3Q2020 Results October 26, 2020	Page 23 of 33

MEXICO & CENTRAL AMERICA DIVISION THIRD QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	3Q 2020	3Q 2019	Δ%	Δ%
Total revenues	26,807	28,166	(4.8%)	(6.7%)
Gross profit	13,303	13,388	(0.6%)	(2.5%)
Operating income	4,336	4,095	5.9%	4.1%
Operating cash flow (2)	6,175	5,922	4.3%	2.4%

Volume decreased 6.9% to 498.6 million unit cases, driven by lockdowns and social distancing measures related to the COVID-19 outbreak, as well as unfavorable weather conditions in Mexico. These declines were partially offset by volume growth in Guatemala.

Total revenues decreased 4.8% to Ps. 26,807 million, driven by volume declines and an unfavorable price-mix effect. These effects were partially offset by pricing and revenue management initiatives, and a favorable currency translation effect from our operating currencies in Central America as translated into Mexican Pesos. On a comparable basis, total revenues would have decreased 6.7%.

Gross profit decreased 0.6% to Ps. 13,303 million, and gross margin expanded 210 basis points to 49.6%, driven mainly by our pricing initiatives, lower PET costs, and our currency hedging strategies. These factors were partially offset by unfavorable price-mix effects, higher concentrate costs and the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit would have decreased 2.5%.

Operating income increased 5.9% to Ps. 4,336 million in the third quarter of 2020, and operating margin expanded 170 basis points to 16.2% during the period, driven mainly by operating expense efficiencies in labor, maintenance, and marketing expenses. In addition, the same period of the previous year included restructuring severance payments related to our Fuel for Growth efficiency program. On a comparable basis, operating income would have increased 4.1%.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q2020 Results October 26, 2020	Page 24 of 33

SOUTH AMERICA DIVISION THIRD QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	3Q 2020	3Q 2019	Δ%	Δ%
Total revenues	19,927	20,533	(3.0%)	10.7%
Gross profit	8,064	8,279	(2.6%)	10.9%
Operating income	2,783	2,918	(4.6%)	12.2%
Operating cash flow (2)	3,899	4,147	(6.0%)	8.5%

Volume increased 0.9% to 309.3 million unit cases, driven by strong volume growth of 6.5% in Brazil and 3.4% volume growth in Uruguay, partially offset by volume declines in Argentina and Colombia.

Total revenues decreased 3.0% to Ps. 19,927 million. This figure includes extraordinary other operating revenues related to an entitlement to reclaim tax payments in Brazil. Revenues were impacted mainly by an unfavorable price-mix effect, volume contractions in Argentina and Colombia, and an unfavorable currency translation effect resulting from the depreciation of most of our operating currencies as compared to the Mexican Peso. These effects were partially offset by volume growth in Brazil and Uruguay and revenue management initiatives. On a comparable basis, total revenues would have increased 10.7%.

Gross profit decreased 2.6% to Ps. 8,064 million, and gross margin expanded 20 basis points to 40.5%. This margin expansion was driven mainly by lower PET costs, our revenue management initiatives, and a favorable currency hedging position. These factors were partially offset by an unfavorable price-mix effect, higher concentrate costs in Brazil, related to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone, and the depreciation of the average exchange rate of all our local currencies in the division as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit would have increased 10.9%.

Operating income decreased 4.6% to Ps. 2,783 million in the third quarter of 2020, resulting in a margin contraction of 20 basis points to 14.0%. This result includes operating expense efficiencies and tax reclaims in Brazil, unfavorable price-mix effects, and additional expenses related to tax reclaims in Brazil. These effects were partially offset by a reduction in severance expenses related to our Fuel for Growth efficiency program. The total net amount of extraordinary tax effects in Brazil this quarter was Ps. 1,609 million. On a comparable basis, operating income would have increased 12.2%.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q2020 Results October 26, 2020	Page 25 of 33

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Operating cash flow is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “Earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as each KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

COMPARABILITY

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance, as of the first quarter 2020, we adjusted our methodology to calculate our comparable figures, no longer excluding hyperinflationary operations. Due to this change, our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

Coca-Cola FEMSA Reports 3Q2020 Results October 26, 2020	Page 26 of 33

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 129 brands to a population of more than 261 million. With over 80 thousand employees, the Company markets and sells approximately 3.4 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 268 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com.

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollars amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

Coca-Cola FEMSA Reports 3Q2020 Results October 26, 2020	Page 27 of 33

COCA-COLA FEMSA
CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (7)	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	4,185.2		5,037.8		-16.9%	-16.9%	12,473.1		14,888.0		-16.2%	-16.2%
Volume (million unit cases)	807.9		842.1		-4.1%	-4.1%	2,382.2		2,479.3		-3.9%	-3.9%
Average price per unit case	51.17		52.09		-1.8%		51.15		52.32		-2.2%
Net revenues	45,248		47,294		-4.3%		133,008		140,571		-5.4%
Other operating revenues	1,486		1,404		5.9%		2,006		1,933		3.8%
Total revenues (2)	46,734	100.0%	48,699	100.0%	-4.0%	0.0%	135,015	100.0%	142,504	100.0%	-5.3%	-1.9%
Cost of goods sold	25,367	54.3%	27,032	55.5%	-6.2%		73,927	54.8%	78,030	54.8%	-5.3%
Gross profit	21,367	45.7%	21,667	44.5%	-1.4%	2.1%	61,088	45.2%	64,473	45.2%	-5.3%	-2.3%
Operating expenses	14,216	30.4%	14,703	30.2%	-3.3%		42,320	31.3%	44,429	31.2%	-4.7%
Other operative expenses, net	3	0.0%	(63)	-0.1%	NA		526	0.4%	895	0.6%	-41.3%
Operative equity method (gain) loss in associates(3)	28	0.1%	15	0.0%	91.5%		270	0.2%	109	0.1%	146.6%
Operating income (5)	7,119	15.2%	7,013	14.4%	1.5%	7.1%	17,973	13.3%	19,041	13.4%	-5.6%	-1.6%
Other non operative expenses, net	1,813	3.9%	2	0.0%	82669.9%		2,804	2.1%	75	0.1%	3652.8%
Non Operative equity method (gain) loss in associates (4)	(15)	0.0%	16	0.0%	NA		(112)	-0.1%	(14)	0.0%	678.8%
Interest expense	1,701		1,786		-4.8%		6,388		5,235		22.0%
Interest income	298		365		-18.5%		853		907		-6.0%
Interest expense, net	1,403		1,421		-1.2%		5,536		4,328		27.9%
Foreign exchange loss (gain)	135		(38)		NA		(357)		166		NA
Loss (gain) on monetary position in inflationary subsidiries	(117)		(103)		13.5%		(288)		(78)		269.7%
Market value (gain) loss on financial instruments	(0)		150		NA		(2)		150		NA
Comprehensive financing result	1,421		1,430		-0.6%		4,889		4,566		7.1%
Income before taxes	3,899		5,564		-29.9%		10,392		14,415		-27.9%
Income taxes	1,320		1,439		-8.3%		3,413		3,953		-13.7%
Consolidated net income	2,579		4,125		-37.5%		6,980		10,462		-33.3%
Net income attributable to equity holders of the company	2,463	5.3%	4,027	8.3%	-38.8%		7,119	5.3%	10,095	7.1%	-29.5%
Non-controlling interest	116	0.2%	98	0.2%	18.3%		(140)	-0.1%	367	0.3%	NA

Operating Cash Flow & CAPEX	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (7)	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	7,119	15.2%	7,013	14.4%	1.5%		17,973	13.3%	19,041	13.4%	-5.6%
Depreciation	2,281		2,251		1.3%		6,853		6,699		2.3%
Amortization and other operative non-cash charges	674		805		-16.2%		2,537		1,986		27.8%
Operating cash flow (5)(6)	10,075	21.6%	10,069	20.7%	0.1%	4.7%	27,363	20.3%	27,726	19.5%	-1.3%	2.2%
CAPEX	2,397		2,772		-13.5%		6,262		6,681		-6.3%

(1)    Except volume and average price per unit case figures.

(2)   Please refer to page 14 and 15 for revenue breakdown.

(3)   Includes equity method in Jugos del Valle, Leão Alimentos, and Estrella Azul, among others.

(4)   Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.

(5)   The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(6)   Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(7)  Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 3Q2020 Results October 26, 2020	Page 28 of 33

MEXICO & CENTRAL AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (6)	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,408.9		2,946.3		-18.2%	-18.2%	7,351.8		8,695.3		-15.5%	-15.5%
Volume (million unit cases)	498.6		535.7		-6.9%	-6.9%	1,496.7		1,568.4		-4.6%	-4.6%
Average price per unit case	53.72		52.53		2.3%		53.22		52.24		1.9%
Net revenues	26,788		28,144				79,663		81,933
Other operating revenues	19		22				47		64
Total Revenues (2)	26,807	100.0%	28,166	100.0%	-4.8%	-6.7%	79,711	100.0%	81,996	100.0%	-2.8%	-4.9%
Cost of goods sold	13,504	50.4%	14,778	52.5%			40,474	50.8%	42,662	52.0%
Gross profit	13,303	49.6%	13,388	47.5%	-0.6%	-2.5%	39,236	49.2%	39,334	48.0%	-0.2%	-2.3%
Operating expenses	8,860	33.1%	8,949	31.8%			26,046	32.7%	26,634	32.5%
Other operative expenses, net	96	0.4%	300	1.1%			610	0.8%	834	1.0%
Operative equity method (gain) loss in associates (3)	11	0.0%	45	0.2%			114	0.1%	168	0.2%
Operating income (4)	4,336	16.2%	4,095	14.5%	5.9%	4.1%	12,467	15.6%	11,698	14.3%	6.6%	4.9%
Depreciation, amortization & other operating non-cash charges	1,840	6.9%	1,827	6.5%			5,794	7.3%	5,281	6.4%
Operating cash flow (4)(5)	6,175	23.0%	5,922	21.0%	4.3%	2.4%	18,261	22.9%	16,979	20.7%	7.5%	5.6%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 14 and 15 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle and Estrella Azul, among others.
(4)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (6)	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	1,776.3		2,091.4		-15.1%	-15.1%	5,121.3		6,192.6		-17.3%	-17.3%
Volume (million unit cases)	309.3		306.4		0.9%	0.9%	885.5		910.9		-2.8%	-2.8%
Average price per unit case	47.05		51.31		-8.3%		47.64		52.47		-9.2%
Net revenues	18,459		19,151				53,345		58,638
Other operating revenues	1,468		1,382				1,959		1,869
Total Revenues (2)	19,927	100.0%	20,533	100.0%	-3.0%	10.7%	55,304	100.0%	60,507	100.0%	-8.6%	2.8%
Cost of goods sold	11,863	59.5%	12,254	59.7%			33,452	60.5%	35,369	58.5%
Gross profit	8,064	40.5%	8,279	40.3%	-2.6%	10.9%	21,852	39.5%	25,139	41.5%	-13.1%	-2.4%
Operating expenses	5,356	26.9%	5,754	28.0%			16,274	29.4%	17,794	29.4%
Other operative expenses, net	(92)	-0.5%	(363)	-1.8%			(85)	-0.2%	60	0.1%
Operative equity method (gain) loss in associates (3)	17	0.1%	(30)	-0.1%			156	0.3%	(58)	-0.1%
Operating income (4)	2,783	14.0%	2,918	14.2%	-4.6%	12.2%	5,506	10.0%	7,343	12.1%	-25.0%	-13.6%
Depreciation, amortization & other operating non-cash charges	1,116	5.6%	1,229	6.0%			3,596	6.5%	3,404	5.6%
Operating cash flow (4)(5)	3,899	19.6%	4,147	20.2%	-6.0%	8.5%	9,102	16.5%	10,747	17.8%	-15.3%	-3.8%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 14 and 15 for revenue breakdown.
(3)	Includes equity method in Leão Alimentos and Verde Campo, among others.
(4)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 3Q2020 Results October 26, 2020	Page 29 of 33

COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Sep-20	Dec-19	% Var.	Liabilities & Equity	Sep-20	Dec-19	% Var.
Current Assets				Current Liabilities
Cash, cash equivalents and marketable securities				Short-term bank loans and notes payable	14,282	11,485	24%
	58,057	20,491	183%	Suppliers	16,640	19,832	-16%
Total accounts receivable	8,943	15,476	-42%	Short-term leasing Liabilities	556	483
Inventories	9,771	10,538	-7%	Other current liabilities	25,879	19,210	35%
Other current assets	10,663	10,291	4%	Total current liabilities	57,357	51,010	12%
Total current assets	87,434	56,796	54%	Non-Current Liabilities
Non-Current Assets				Long-term bank loans and notes payable	88,840	58,492	52%
Property, plant and equipment	110,883	109,170	2%	Long Term Leasing Liabilities	726	900
Accumulated depreciation	(50,978)	(47,982)	6%	Other long-term liabilities	12,797	17,752	-28%
Total property, plant and equipment, net	59,905	61,188	-2%	Total liabilities	159,720	77,144	107%
Right of use assets	1,293	1,381	-6%	Equity
Investment in shares	7,841	9,751	-20%	Non-controlling interest	5,594	6,751	-17%
Intangible assets and other assets	106,392	112,050	-5%	Total controlling interest	118,789	122,934	-3%
Other non-current assets	21,238	16,673	27%	Total equity	124,383	129,685	-4%
Total Assets	284,103	257,839	10%	Total Liabilities and Equity	284,103	257,839	10%

	September 30, 2020
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate	Debt Maturity Profile
Currency
Mexican Pesos	57.1%	25.6%	6.9%
U.S. Dollars	27.7%	0.0%	2.3%
Colombian Pesos	1.1%	45.5%	4.2%
Brazilian Reals	11.4%	0.3%	9.1%
Uruguayan Pesos	1.8%	0.0%	11.8%
Argentine Pesos	0.9%	0.0%	37.6%
Total Debt	100%	7.5%	6.2%
(1) After giving effect to cross- currency swaps and financial leases.
(2) Calculated by weighting each year´s outstanding debt balance mix.

Financial Ratios	LTM 2020	FY 2019	Δ%
Net debt including effect of hedges (1)(3)	38,743	49,784	-22.2%
Net debt including effect of hedges / Operating cash flow (1)(3)	1.05	1.34
Operating cash flow/ Interest expense, net (1)	4.94	6.55
Capitalization (2)	48.4%	37.2%

(1) Net debt = total debt - cash

(2) Total debt / (long-term debt + shareholders' equity)

(3)After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 3Q2020 Results October 26, 2020	Page 30 of 33

COCA-COLA FEMSA
QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	3Q 2020					3Q 2019					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	325.7	16.0	72.2	28.2	442.1	351.8	23.3	72.8	29.6	477.5	-7.4%
Central America	50.7	1.8	0.1	4.0	56.5	50.1	2.9	0.1	5.1	58.2	-2.9%
Mexico and Central America	376.4	17.8	72.3	32.2	498.6	401.9	26.2	73.0	34.6	535.7	-6.9%
Colombia	50.8	3.3	3.7	3.0	60.9	53.4	6.6	5.0	3.9	68.9	-11.5%
Brazil (3)	184.4	9.6	2.1	11.9	208.0	170.3	11.2	1.8	11.9	195.2	6.5%
Argentina	25.2	1.7	1.4	2.3	30.7	26.7	3.2	0.9	2.2	33.0	-7.0%
Uruguay	8.7	0.8	-	0.1	9.6	8.5	0.7	-	0.1	9.3	3.4%
South America	269.2	15.5	7.3	17.3	309.3	258.9	21.7	7.8	18.0	306.4	0.9%
TOTAL	645.6	33.3	79.6	49.5	807.9	660.8	47.9	80.7	52.7	842.1	-4.1%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	3Q 2020				3Q 2019				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	1,704.1	120.6	189.8	2,014.6	2,061.0	150.6	249.2	2,460.9	-18.1%
Central America	343.1	14.1	37.1	394.3	404.1	22.7	58.7	485.4	-18.8%
Mexico and Central America	2,047.3	134.7	227.0	2,408.9	2,465.1	173.3	307.9	2,946.3	-18.2%
Colombia	295.7	39.0	26.1	360.7	385.7	87.2	43.4	516.3	-30.1%
Brazil (3)	1,051.3	80.0	114.7	1,246.1	1,114.1	100.6	126.6	1,341.2	-7.1%
Argentina	103.6	9.2	14.4	127.1	150.2	20.3	16.2	186.7	-31.9%
Uruguay	38.2	3.1	1.1	42.4	43.2	3.0	0.9	47.2	-10.2%
South America	1,488.7	131.3	156.3	1,776.3	1,693.2	211.1	187.1	2,091.4	-15.1%
TOTAL	3,536.0	266.0	383.2	4,185.2	4,158.3	384.4	495.1	5,037.8	-16.9%

Revenues
Expressed in million Mexican Pesos	3Q 2020	3Q 2019	Δ %
Mexico	22,103	23,702	-6.7%
Central America	4,704	4,464	5.4%
Mexico and Central America	26,807	28,166	-4.8%
Colombia	3,068	3,479	-11.8%
Brazil (4)	14,752	14,808	-0.4%
Argentina	1,354	1,484	-8.7%
Uruguay	753	762	-1.1%
South America	19,927	20,533	-3.0%
TOTAL	46,734	48,699	-4.0%

(3) Volume and transactions in Brazil do not include beer.
(4) Brazil includes beer revenues of Ps.3,908.8 million for the third quarter of 2020 and Ps.3,428.3 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 3Q2020 Results October 26, 2020	Page 31 of 33

COCA-COLA FEMSA
YTD - VOLUME, TRANSACTIONS & REVENUES

Volume
	YTD 2020					YTD 2019					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	973.6	53.2	216.8	83.7	1,327.3	1,013.4	73.5	216.5	90.2	1,393.6	-4.8%
Central America	150.5	6.2	0.4	12.4	169.4	149.7	9.1	0.5	15.6	174.8	-3.1%
Mexico and Central America	1,124.0	59.3	217.2	96.1	1,496.7	1,163.1	82.6	216.9	105.8	1,568.4	-4.6%
Colombia	147.5	11.7	12.4	9.0	180.7	147.7	18.7	14.4	10.7	191.4	-5.6%
Brazil (3)	516.3	30.8	6.8	33.6	587.5	513.4	35.7	5.7	36.0	590.9	-0.6%
Argentina	72.3	6.7	4.0	6.2	89.2	79.6	10.1	2.8	6.7	99.3	-10.2%
Uruguay	25.1	2.7	-	0.3	28.2	26.7	2.3	-	0.2	29.3	-3.7%
South America	761.2	52.0	23.2	49.1	885.5	767.3	66.9	23.0	53.7	910.9	-2.8%
TOTAL	1,885.3	111.3	240.4	145.2	2,382.2	1,930.4	149.5	239.9	159.5	2,479.3	-3.9%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	YTD 2020				YTD 2019				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	5,188.7	397.2	574.9	6,160.8	6,001.1	544.4	698.3	7,243.8	-15.0%
Central America	1,022.1	48.5	120.5	1,191.1	1,201.3	70.4	179.8	1,451.5	-17.9%
Mexico and Central America	6,210.8	445.6	695.4	7,351.8	7,202.4	614.8	878.1	8,695.3	-15.5%
Colombia	880.4	143.7	80.2	1,104.3	1,071.9	249.8	116.9	1,438.6	-23.2%
Brazil (3)	2,916.4	255.1	322.4	3,493.8	3,342.8	317.0	374.1	4,033.8	-13.4%
Argentina	318.6	37.1	39.9	395.6	457.6	63.3	49.5	570.4	-30.6%
Uruguay	112.2	11.7	3.6	127.6	137.1	10.3	2.5	149.8	-14.9%
South America	4,227.6	447.6	446.1	5,121.3	5,009.4	640.3	542.9	6,192.6	-17.3%
TOTAL	10,438.4	893.2	1,141.5	12,473.1	12,211.8	1,255.2	1,421.0	14,888.0	-16.2%

Revenues
Expressed in million Mexican Pesos	YTD 2020	YTD 2019	Δ %
Mexico	65,673	68,750	-4.5%
Central America	14,037	13,246	6.0%
Mexico and Central America	79,711	81,996	-2.8%
Colombia	8,847	9,888	-10.5%
Brazil (4)	40,126	43,586	-7.9%
Argentina	4,184	4,619	-9.4%
Uruguay	2,147	2,415	-11.1%
South America	55,304	60,507	-8.6%
TOTAL	135,015	142,504	-5.3%

(3) Volume and transactions in Brazil do not include beer.

(4) Brazil includes beer revenues of Ps. 11,162.9 million for the first nine months of 2020 and Ps. 10,848.2 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 3Q2020 Results October 26, 2020	Page 32 of 33

COCA-COLA FEMSA
MACROECONOMIC INFORMATION

Inflation (1)
	LTM	3Q20	YTD
Mexico	4.37%	1.61%	2.12%
Colombia	1.86%	-0.65%	1.19%
Brazil	2.56%	0.85%	0.93%
Argentina	41.99%	8.28%	24.78%
Costa Rica	0.03%	0.33%	0.01%
Panama	-2.14%	-2.09%	-2.13%
Guatemala	4.45%	0.77%	2.37%
Nicaragua	3.67%	-0.16%	1.59%
Uruguay	9.30%	1.18%	8.46%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate (Local Currency per USD)			Year to Date Exchange Rate (Local Currency per USD)
	3Q20	3Q19	Δ %	YTD 20	YTD 19	Δ %
Mexico	22.11	19.42	13.8%	21.77	19.25	13.1%
Colombia	3,733.60	3,339.68	11.8%	3,706.18	3,237.95	14.5%
Brazil	5.38	3.97	35.4%	5.08	3.89	30.6%
Argentina	73.33	50.53	45.1%	67.50	44.53	51.6%
Costa Rica	594.32	577.77	2.9%	581.37	594.57	-2.2%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.72	7.68	0.5%	7.70	7.69	0.1%
Nicaragua	34.47	33.33	3.4%	34.22	32.93	3.9%
Uruguay	42.74	35.82	19.3%	41.82	34.50	21.2%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Sep-20	Sep-19	Δ %	Jun-20	Jun-19	Δ %
Mexico	22.46	19.64	14.4%	22.97	19.17	19.8%
Colombia	3,878.94	3,462.01	12.0%	3,758.91	3,205.67	17.3%
Brazil	5.64	4.16	35.5%	5.48	3.83	42.9%
Argentina	76.18	57.59	32.3%	70.46	42.46	65.9%
Costa Rica	606.68	583.88	3.9%	583.49	583.64	0.0%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.79	7.74	0.7%	7.70	7.71	-0.1%
Nicaragua	34.60	33.53	3.2%	34.34	33.12	3.7%
Uruguay	42.58	36.94	15.3%	42.21	35.18	20.0%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 3Q2020 Results October 26, 2020	Page 33 of 33